SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jcummins@sidley.com (212) 839-5374	FOUNDED 1866

July 11, 2013

Ms. Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The New Home Company LLC Draft pages from Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-189366) CIK No. 0001574596

Dear Ms. Timmons-Pierce:

In response to Comment No. 3 in a letter dated May 15, 2013 from Mr. Jay Ingram, Legal Branch Chief, attached hereto please find draft marked pages from Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-189366) of The New Home Company LLC (the “Company”). In accordance with Comment No. 3, the attached pages reflect the share numbers and price range and related disclosures throughout the filing, including the presentation of Use of Proceeds, Capitalization, Dilution and pro forma and other financial information.

Please contact me at your earliest convenience to discuss the attached, as the Company respectfully submits that, subject to market conditions, it would like to commence the printing process for the preliminary prospectus as soon as practicable, and to begin marketing the offering on Monday, July 15, 2013 or soon thereafter, subject, of course, to the Staff’s review. I can be reached at (212) 839-5374. Thank you again for your consideration in this matter.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb

Edward F. Petrosky

Istvan A. Hajdu

Casey T. Fleck

Julian Kleindorfer

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

SUBJECT TO COMPLETION, DATED JULY     , 2013

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

8,333,333 Shares

The New Home Company Inc.

Common Stock

$             per share

This is the initial public offering of our common stock. We are selling 8,333,333 shares of our common stock. We currently expect the initial public offering price to be between $17.00 and $19.00 per share of our common stock.

We have granted the underwriters an option to purchase up to 1,249,999 additional shares of our common stock at the same price per share as the other shares sold in this offering, and we will use the net proceeds from any exercise of this option to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25.

We are an “emerging growth company” under the federal securities laws and are eligible for certain reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about             , 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	J.P. Morgan	Credit Suisse

Zelman Partners LLC

                    , 2013

been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Note Regarding Ownership of Shares Reflected in this Prospectus

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions, which we refer to as TNHC LLC), will receive an aggregate of 9,690,387 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC consist of (i) an entity owned by our executive management team and (ii) three other non-management institutional investors. In accordance with the TNHC LLC operating agreement, the allocation of 9,690,387 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the initial public offering price per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the actual initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read this entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 25 of this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” (1) for periods prior to the completion of our formation transactions, refer to The New Home Company LLC and its subsidiaries and affiliates, which we sometimes refer to as “TNHC LLC,” and (2) following the completion of our formation transactions, refer to The New Home Company Inc. and its subsidiaries.

Unless otherwise indicated, market data is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC or JBREC.

Unless the context otherwise requires, the information in this prospectus assumes that: (1) our formation transactions have been completed, (2) the shares of our common stock to be sold in this offering are sold at $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (3) the underwriters’ option to purchase additional shares is not exercised.

Our Company

We are a new generation homebuilder focused on the design, construction and sale of innovative and consumer-driven homes in major metropolitan areas within select growth markets in California, including coastal Southern California, the San Francisco Bay area and metro Sacramento. We also seek to create unique communities via our significant land development expertise, either stand-alone or within master-planned communities developed by third parties. As a new generation homebuilder, we are driven by:

•	understanding our target homebuyer customers through extensive research and analytical methods;

•	personalizing new home designs to fit our target homebuyers’ unique lifestyle needs;

•	a tailored, contemporary and technology-enhanced approach to marketing our new homes;

•	enhancing the homebuyer experience through high-touch customer service and care;

•	selecting attractive investment opportunities, without burdensome legacy issues, that we believe are well-positioned to be developed in a manner that enhances the value of such opportunities; and

•	hand-selecting talented employees that share our culture of continuous personal and professional innovation and development.

We were founded in August 2009, towards the end of an unprecedented downturn in the U.S. homebuilding industry, with a combined initial capital commitment of $10 million by our founders, who are also our four most senior executives. Our founders, Larry Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Tom Redwitz, our Chief Operating Officer, have extensive and complementary construction, design, marketing, development and entitlement expertise as well as strong relationships with key land sellers within each of our local markets and have worked together for up to 25 years. Additionally, Messrs. Webb and Stelmar served in similar capacities together at John Laing Homes and oversaw the growth of that business, beginning with the merger of Watt Residential Partners with John Laing Homes in 1998, the leveraged buyout of John Laing Homes in 2001 for $190 million and, finally, orchestrating its timely sale in 2006 for $1.05 billion.

Formation Transaction

Immediately prior to the completion of this offering, TNHC LLC intends to convert into a Delaware corporation, The New Home Company Inc. As part of this conversion, all of the outstanding membership interests in TNHC LLC will be converted into an aggregate of 9,690,387 shares of common stock in The New Home Company Inc. Subsequent to our conversion into a corporation, we will be subject to taxation as a corporation under U.S. Federal and state income tax laws.

We carry out our business generally through a number of project-specific, wholly owned subsidiaries and joint ventures. Our fee building business is conducted primarily through our wholly owned subsidiary, TNHC Realty & Construction Inc., through which we also conduct real estate brokerage and contracting activities relating to our business.

The following chart illustrates our expected ownership and structure immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional shares):

(1)

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions), or TNHC LLC, will receive an aggregate of 9,690,387 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and three other non-management institutional investors (Tricon, Watt and IHP). In accordance with the TNHC LLC operating agreement, the allocation of 9,690,387 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”
(2)

Excludes: (i) 92,220 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2013 Long Term Incentive Plan; and (ii) 541,111 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2013 Long Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

(3)

If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Non-Management Institutional Investors

IHP, Watt, and Tricon are our current non-management institutional investors.

IHP Capital Partners was founded in 1992 and is one of the largest investment firms in the United States providing equity financing for residential development. The firm invests institutional capital in for-sale residential real estate projects, including land entitlement, land development and housing construction. IHP and its investment partners have created neighborhoods and communities valued at more than $19 billion, investing in over 235 projects with more than 50 builder and developer partners throughout the United States.

The Watt Companies offer comprehensive and diversified real estate services across the United States to investors and partners, homebuyers and commercial customers. Watt builds homes, offices and shopping centers.

Listed on the Toronto Stock Exchange (TCN:TSX), Tricon Capital Group Inc. is one of North America’s leading residential real estate companies with a focus on single-family land development, homebuilding, multi-family construction and single-family rental. Through its private fund business, Tricon currently manages in excess of $1 billion for primarily institutional investors and has funded approximately 150 development projects valued at more than $10 billion since its inception. Tricon is also a leading participant in the U.S. single-family rental sector and currently owns approximately 1,800 homes for its own account.

Our Offices

Our principal executive offices are located at 95 Enterprise, Suite 325, Aliso Viejo, California 92656. Our main telephone number is (949) 382-7800. Our internet website is thenewhomecompany.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in and is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements

The Offering

Common stock offered by us	8,333,333 shares

Common stock to be outstanding immediately following this offering	18,023,720 shares(1)

Underwriters’ option to purchase additional shares	Up to 1,249,999 shares. If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $136.8 million (or approximately $157.7 million if the underwriters fully exercise their option to purchase additional shares of our common stock from us), assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, excluding the net proceeds received from any exercise of the underwriters’ option to purchase additional shares from us, primarily for the acquisition of land, including the land described above under “—Pending Acquisitions,” and for development of lots, home construction and other related purposes. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Although we will receive the net proceeds from any sale of shares of our common stock pursuant to any exercise of the underwriters’ option to purchase additional shares from us, we will use such proceeds to purchase an equivalent number of shares of our common stock from our non-management institutional investors. See “Use of Proceeds.”

Dividend policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. See “Dividend Policy.”

New York Stock Exchange symbol	Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 416,667 shares of our common stock being offered to persons who are directors, officers or employees, or who are otherwise associated with us. See “Underwriting.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 25 of this prospectus.

(1)

Based on 18,023,720 shares to be outstanding immediately after the consummation of our formation transactions and excludes: (i) 92,220 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (assuming a public offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus); (ii) 541,111 shares of our common stock issuable upon the exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus); and (iii) 1,169,041 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

Summary of Selected Financial Data

The following tables set forth our summary selected financial data and other operating information, including pro forma information. The selected financial data as of and for the years ended December 31, 2012 and 2011 and for the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected financial data as of and for the three months ended March 31, 2013 and for the three months ended March 31, 2012 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and the three months ended March 31, 2013 are based on the historical statements of operations. Our historical information is derived from our unaudited statement of operations for the three months ended March 31, 2013 and our audited statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data as of March 31, 2013 gives effect to the additional capital contributions made by the members subsequent to March 31, 2013 and the investment of a portion of such proceeds into new unconsolidated real estate joint ventures as well as the issuance of 8,333,333 shares of common stock at $18.00 per share (based on the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of our membership interests into 9,690,387 shares of common stock all in connection with our initial public offering, as if those transactions had occurred as of March 31, 2013. The unaudited pro forma consolidated statements of operations data for the three months ended March 31, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans assuming we were public as of January 1, 2012. In addition, we have adjusted our provision for income taxes in the pro forma statement of operations assuming we operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements data are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements data are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with our historical consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements.

	TNHC Inc. Pro Forma(4)	TNHC LLC		TNHC Inc. Pro Forma(4)	TNHC LLC			Predecessor
	Three Months Ended March 31,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2013	2012	2012	2012	2011	2010	2010
Statement of Operations Data:(1)
Home sales(2)	$4,666,531	$4,666,531	$4,110,937	$24,197,956	$24,197,956	$25,624,111	$5,319,408	$538,598
Cost of home sales(2)	3,729,627	3,729,627	3,417,550	20,779,338	20,779,338	21,774,199	4,423,236	399,995

Homebuilding gross profit	936,904	936,904	693,387	3,418,618	3,418,618	3,849,912	896,172	138,603

Fee building	13,472,550	13,472,550	2,719,748	28,268,675	28,268,675	16,522,946	11,494,347	12,941,110
Cost of fee building	12,938,813	12,938,813	2,652,779	26,505,042	26,505,042	16,762,666	11,331,286	12,764,497

Fee building gross profit	533,737	533,737	66,969	1,763,633	1,763,633	(239,720)	163,061	176,613
Land sales gross margin	—	—	—	(321,791)	(321,791)	—	—	—
Abandoned project costs	159,587	159,587	—	408,642	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(271,856)	(271,856)	38,789	(349,445)	(349,445)	38,916	—	—
Selling and marketing	277,020	277,020	323,262	1,677,058	1,677,058	1,748,430	453,799	134,002
General and administrative	2,013,035	963,104	934,299	7,599,675	3,999,949	3,522,617	689,781	328,295

Income (loss) from operations	(707,145)	342,786	(535,994)	(4,475,470)	(875,744)	(1,828,569)	(84,347)	(147,081)
Guaranty fee income	28,391	28,391	—	85,172	85,172	—	—	—
Other income (expense), net	—	—	6,361	(15,048)	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	(678,754)	371,177	(529,633)	(4,405,346)	(805,620)	(1,843,319)	(94,943)	(153,129)
Provision for taxes	—	(64,745)	—	—	(71,255)	(10,149)	—	—

Net income (loss)	$(678,754)	$306,432	$(529,633)	$(4,405,346)	$(876,875)	$(1,853,468)	$(94,943)	$(153,129)

	TNHC Inc. Pro Forma	TNHC LLC		TNHC Inc. Pro Forma	TNHC LLC			Predecessor
	Three Months Ended March 31,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2013	2012	2012	2012	2011	2010	2010
Unaudited pro forma income (loss) per share
Basic	$(0.04)			$(0.24)

Diluted	$(0.04)			$(0.24)

Operating Data — Company Projects
Net new home orders		17	16		72	45	15	4
New homes delivered		12	9		53	49	8	—
Average sales price of homes delivered		$389,000	$457,000		$457,000	$523,000	$665,000	$—
Cancellation rate		11%	24%		16%	25%	10%	0%
Average selling communities		4	4		4	4	3	1
Selling communities at end of period		3	3		3	4	3	1
Backlog at end of period, number of homes		31	14		26	7	11	4
Backlog at end of period, aggregate sales value		$13,724,000	$7,418,000		$10,593,000	$5,074,000	$3,982,000	$1,177,000

	As of March 31, 2013			As of December 31,
	TNHC Inc. Pro Forma As Adjusted(4)	TNHC LLC Pro Forma(3)	TNHC LLC	2012	2011
Balance Sheet Data
Cash and restricted cash	$146,317,201	$9,517,201	$5,231,707	$6,152,048	$5,523,851
Receivables	4,797,652	4,797,652	4,797,652	6,049,676	59,317
Real estate inventories	38,616,171	38,616,171	39,743,736	39,268,764	28,890,573
Investment in unconsolidated joint ventures	30,440,406	30,440,406	23,598,335	12,424,229	4,854,584
Other assets	1,421,300	1,421,300	1,421,300	615,999	433,465

Total assets	$221,592,730	$84,792,730	$74,792,730	$64,510,716	$39,761,790

Notes payable to member	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$—
Notes payable	17,239,273	17,239,273	17,239,273	16,721,878	9,383,462
Accounts payable and accrued expenses	9,072,311	9,072,311	9,072,311	11,214,124	2,526,739

Total liabilities	27,311,584	27,311,584	27,311,584	28,936,002	11,910,201
Members’ equity	—	57,481,146	47,481,146	35,574,714	27,851,589
Stockholders’ equity	194,281,146	—	—	—	—

Total liabilities and equity	$221,592,730	$84,792,730	$74,792,730	$64,510,716	$39,761,790

$2,231,778 during the years ended December 31, 2011 and 2010, respectively. These revenues and costs were for the delivery of option upgrades on 47 and 49 homes, respectively, which are included in the operating data for fee building services.
(3)

This column gives effect to the additional $10 million of capital contributions made to TNHC LLC by its members subsequent to March 31, 2013, a portion of which was used for investment in four new unconsolidated joint ventures.

(4)	This column gives further effect to (i) our formation transactions and (ii) our initial public offering.
(5)

“Operating and Financial Data – Unconsolidated Joint Ventures” reflects the data for the ventures and not our share thereof. We own economic interests in our unconsolidated joint ventures, which include our capital interests that range from 5% to 50% plus, in each case, a share of the distributions from the joint ventures in excess of our capital interest. These economic interests vary among our different joint ventures. A description of such share of distributions in excess of our capital interest for each of our joint ventures is described under “Our Business—Joint Ventures.” Such financial data is not included in our financial data for GAAP purposes, but is recognized in our results of operations as a component of equity in net (income) loss of unconsolidated joint ventures. We have investments in several unconsolidated joint ventures and this information has been included to provide additional information about the operations and financial condition of our unconsolidated joint ventures. This data is included for informational purposes only.

(6)

We have entered into agreements with our unconsolidated joint ventures to provide management services related to the underlying projects. Pursuant to the agreements, we receive a management fee based on each project’s revenues. During the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011, we earned $965,462, $444,069, $2,949,365 and $844,411, respectively, in management fees, which have been recorded as fee building revenue.

and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our common stock, adversely change their recommendations from time to time or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

Prior to this offering there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among us, our non-management institutional investors and the underwriters. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is the acquisition and development of land, and the design, construction and sale of single-family homes;

•	prior offerings of those companies;

•	our prospects for acquiring land parcels for development at attractive values;

•	our capital structure;

•	an assessment of our management and its experience in acquiring land parcels and designing, constructing and selling homes;

•	general conditions of the securities markets at the time of this offering; and

•	other factors we deemed relevant.

If you purchase common stock in this offering, you will experience immediate dilution.

The offering price of our common stock is higher than the pro forma as adjusted net tangible book value per share of our common stock outstanding upon the completion of this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $7.22 per share of our common stock, based upon the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our common stock in this offering will pay a price per share that exceeds the pro forma as adjusted per share net tangible book value of our assets. See “Dilution.”

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock, securities (including debt securities)

convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or other securities on the value of our common stock. Sales of substantial amounts of our common stock by a large stockholder or otherwise, or the perception that such sales could occur, may adversely affect the market price of our common stock.

We are offering 8,333,333 shares of our common stock as described in this prospectus (or up to 9,583,332 shares if the underwriters fully exercise their option to purchase additional shares from us). Upon the completion of this offering, the members of our management team will collectively beneficially own 3,917,634 shares of our common stock (excluding grants of options to purchase shares of our common stock), which will represent 21.7% of our common stock outstanding immediately after this offering. See “Principal Stockholders.” In addition, our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted an aggregate of 65,556 restricted stock units (based upon the midpoint of the price range set forth on the cover page of this prospectus), and the members of our management team, other officers and employees will be granted options to purchase an aggregate of 541,111 shares of our common stock (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus), in each case upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan, and our director nominees will be granted an aggregate of 26,664 restricted stock units upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering. In connection with this offering, we, our officers and directors, TNHC Partners LLC and our non-management institutional investors and others have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock.

We will enter into a registration rights agreement with the members of TNHC LLC, including the members of our management team and the institutional investors in TNHC LLC, with respect to the shares of our common stock that they will receive as part of our formation transactions. We refer to these shares collectively as the “registrable shares.” Pursuant to the registration rights agreement, we will grant the members of TNHC LLC and their direct and indirect transferees shelf registration rights requiring us to file a shelf registration statement and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to “piggy-back” the registrable shares in registration statements we might file in connection with any future public offering.

In connection with this offering, we intend to file a registration statement on Form S-8 to register the offer and sale of the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including the restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees, as well as the options to purchase shares of our common stock to be granted to the members of our management team, other officers and employees, in each case upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $136.8 million (or approximately $157.7 million if the underwriters fully exercise their option to purchase additional shares of our common stock from us), assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, excluding any net proceeds received from any exercise of the underwriters’ option to purchase additional shares from us, primarily for the acquisition of land, including the land described under “Our Business—Pending Acquisitions,” and for development of lots, home construction and other related purposes. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

Pending these uses, we intend to invest the net proceeds from this offering in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $7.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $16.7 million, assuming the initial public offering price per share remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $18.00 per share, would increase the net proceeds to us from this offering by approximately $25.4 million, after deducting the underwriting discount and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $18.00 per share, would decrease the net proceeds to us from this offering by approximately $23.6 million, after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed above is illustrative only.

Although we will receive the net proceeds from any sale of shares of our common stock pursuant to the underwriters’ option to purchase additional shares from us, we will use such proceeds to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the additional $10 million of capital contributions made to TNHC LLC by its members subsequent to March 31, 2013 that were called in April 2013 and the use of $5,714,506 for investments in identified, specific projects (the use of these funds is not reflected in the table below);

•	on a pro forma as adjusted basis to give further effect to:

•	our conversion from a limited liability company to a corporation and the adoption of our certificate of incorporation as part of our formation transactions;

•

the issuance of 9,690,387 shares of our common stock to TNHC LLC’s members in exchange for, and the cancellation of, their respective membership interests in TNHC LLC as part of our formation transactions; and

•

the issuance and sale of 8,333,333 shares of our common stock that we are offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2013 (unaudited)
	Actual	Pro Forma	Pro Forma as Adjusted
Debt:
Notes payable to member	$1,000,000	$1,000,000	$1,000,000
Notes payable	17,239,273	17,239,273	17,239,273

Total Debt	18,239,273	18,239,273	18,239,273

Members’ equity and stockholders’ equity:
Members’ equity	47,481,146	57,481,146	—
Common stock, $0.01 par value per share; no shares authorized and no shares issued and outstanding, actual and pro forma; 500,000,000 shares authorized and 18,023,720 shares issued and outstanding, pro forma as adjusted(2)	—	—	180,237
Preferred Stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding, actual and pro forma; 50,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital(1)	—	—	194,100,909

Total members’ equity	47,481,146	57,481,146	—

Total stockholders’ equity(1)	—	—	194,281,146

Total capitalization(1)	$65,720,419	$75,720,419	$212,520,419

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $16.7 million, assuming the initial public offering price per share remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $18.00 per share, would increase each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $25.4 million. Conversely, a decrease of 1,000,000 shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $18.00 per share, would decrease each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $23.6 million. The information discussed above is illustrative only.

(2)

The number of outstanding shares does not include: (i) 92,220 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (assuming a public offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus); (ii) 541,111 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus); and (iii) 1,169,041 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

DILUTION

Purchasers of shares of our common stock in this offering will incur an immediate and substantial dilution to the extent of the difference between the public offering price per share that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of March 31, 2013, our historical net tangible book value was approximately $47.5 million. As of March 31, 2013, our pro forma net tangible book value was approximately $57.5 million, or $5.93 per share, after giving effect to:

•

the additional $10 million of capital contributions to TNHC LLC by its members subsequent to March 31, 2013 that were called in April 2013 and are to be used for investments in identified, specific projects of ours and our joint ventures (the use of these funds is not reflected in the pro forma figures presented here);

•	our conversion from a limited liability company to a corporation and the adoption of our certificate of incorporation as part of our formation transactions; and

•

the issuance of 9,690,387 shares of our common stock to TNHC LLC’s members in exchange for, and the cancellation of, their respective membership interests in TNHC LLC as part of our formation transactions.

After giving further effect to the sale of 8,333,333 shares of our common stock that we are offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 was approximately $194.3 million, or $10.78 per share. This amount represents an immediate increase in net tangible book value of approximately $4.85 per share of our common stock to our existing stockholders and an immediate dilution of approximately $7.22 per share to purchasers in this offering.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of March 31, 2013	$5.93
Increase in net tangible book value per share, after giving effect to the pro forma as adjusted adjustments described above	4.85

Pro forma as adjusted net tangible book value per share after this offering		10.78

Dilution per share to purchasers in this offering		$7.22

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $0.43 per share and the dilution by $0.57 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares of our common stock offered by us would increase the pro forma as adjusted net tangible book value by $16.7 million and decrease the dilution per share to purchasers in this offering by $0.31, assuming the initial public offering price per share remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares of our common stock offered by us would decrease the pro forma as adjusted net tangible book value by $16.7 million and increase the dilution per share to purchasers in this offering by $0.35, assuming the initial public offering price per share remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $0.77 and increase the dilution per share to purchasers in this offering by $0.23, after deducting the underwriting discount and estimated offering expenses payable by us. Conversely, a decrease of 1,000,000 shares in the number of shares of our common stock offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by $0.75 and decrease the dilution per share to purchasers in this offering by $0.25, after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of March 31, 2013, on the pro forma as adjusted basis as described above, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by purchasers in this offering, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing stockholders	9,690,387	53.8%	$57,481,146	27.7%	$5.93

Purchasers in this offering	8,333,333	46.2%	150,000,000	72.3%	18.00

Total	18,023,720	100.0%	$207,481,146	100.0%	$11.51

If the underwriters’ option to purchase additional shares from us is exercised in full, then, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors, the following will occur:

•	the number of shares of our common stock held by our existing stockholders will decrease to 8,440,388 shares, or approximately 46.8% of the total number of shares of our common stock outstanding;

•

the number of shares of our common stock held by purchasers in this offering will increase to 9,583,332 shares, or approximately 53.2% of the total number of shares of our common stock outstanding; and

•	the pro forma as adjusted net tangible book value per share will be $11.94 and the immediate dilution experienced by purchasers in this offering will be $6.06 per share.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data and other operating information, including pro forma information. The selected financial data as of and for the years ended December 31, 2012 and 2011 and for the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected financial data as of and for the three months ended March 31, 2013 and for the three months ended March 31, 2012 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and the three months ended March 31, 2013 are based on the historical statements of operations. Our historical information is derived from our unaudited statement of operations for the three months ended March 31, 2013 and our audited statement of operations for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data as of March 31, 2013 gives effect to the additional capital contributions made by the members subsequent to March 31, 2013 and the investment of operation of such proceeds into new unconsolidated real estate joint ventures as well as the issuance of 8,333,333 shares of common stock at $18.00 per share (based on the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of our membership interests into 9,690,387 shares of common stock all in connection with our initial public offering, as if those transactions had occurred as of March 31, 2013. The unaudited pro forma consolidated statements of operations data for the three months ended March 31, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans assuming we were public as of January 1, 2012. In addition, we have adjusted our provision for income taxes in the pro forma statement of operations assuming we operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements data are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements data are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with our historical consolidated financial statements and related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements.

	TNHC Inc. Pro Forma(4)	TNHC LLC		TNHC Inc. Pro Forma(4)	TNHC LLC			Predecessor
	Three Months Ended March 31,			Year Ended December 31,			Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17, 2010
	2013	2013	2012	2012	2012	2011	2010
Statement of Operations Data:(1)
Home sales(2)	$4,666,531	$4,666,531	$4,110,937	$24,197,956	$24,197,956	$25,624,111	$5,319,408	$538,598
Cost of home sales(2)	3,729,627	3,729,627	3,417,550	20,779,338	20,779,338	21,774,199	4,423,236	399,995

Homebuilding gross profit	936,904	936,904	693,387	3,418,618	3,418,618	3,849,912	896,172	138,603

Fee building	13,472,550	13,472,550	2,719,748	28,268,675	28,268,675	16,522,946	11,494,347	12,941,110
Cost of fee building	12,938,813	12,938,813	2,652,779	26,505,042	26,505,042	16,762,666	11,331,286	12,764,497

Fee building gross profit	533,737	533,737	66,969	1,763,633	1,763,633	(239,720)	163,061	176,613
Land sales gross margin	—	—	—	(321,791)	(321,791)	—	—	—
Abandoned project costs	159,587	159,587	—	408,642	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(271,856)	(271,856)	38,789	(349,445)	(349,445)	38,916	—	—
Selling and marketing	277,020	277,020	323,262	1,677,058	1,677,058	1,748,430	453,799	134,002
General and administrative	2,013,035	963,104	934,299	7,599,675	3,999,949	3,522,617	689,781	328,295

Income (loss) from operations	(707,145)	342,786	(535,994)	(4,475,470)	(875,744)	(1,828,569)	(84,347)	(147,081)
Guaranty fee income	28,391	28,391	—	85,172	85,172	—	—	—
Other income (expense), net	—	—	6,361	(15,048)	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	(678,754)	371,177	(529,633)	(4,405,346)	(805,620)	(1,843,319)	(94,943)	(153,129)
Provision for taxes	—	(64,745)	—	—	(71,255)	(10,149)	—	—

Net income (loss)	$(678,754)	$306,432	$(529,633)	$(4,405,346)	$(876,875)	$(1,853,468)	$(94,943)	$(153,129)

Unaudited pro forma income (loss) per share
Basic	$(0.04)			$(0.24)

Diluted	$(0.04)			$(0.24)

Operating Data — Company Projects
Net new home orders		17	16		72	45	15	4
New homes delivered		12	9		53	49	8	—
Average sales price of homes delivered		$389,000	$457,000		$457,000	$523,000	$665,000	$—
Cancellation rate		11%	24%		16%	25%	10%	0%
Average selling communities		4	4		4	4	3	1
Selling communities at end of period		3	4		3	4	3	1
Backlog at end of period, number of homes		31	14		26	7	11	4
Backlog at end of period, aggregate sales value		$13,724,000	$7,418,000		$10,593,000	$5,074,000	$3,982,000	$1,177,000

	As of March 31, 2013			As of December 31,
	TNHC Inc. Pro Forma As Adjusted(4)	TNHC LLC Pro Forma(3)	TNHC LLC	2012	2011
Balance Sheet Data
Cash and restricted cash	$146,317,201	$9,517,201	$5,231,707	$6,152,048	$5,523,851
Receivables	4,797,652	4,797,652	4,797,652	6,049,676	59,317
Real estate inventories	38,616,171	38,616,171	39,743,736	39,268,764	28,890,573
Investment in unconsolidated joint ventures	30,440,406	30,440,406	23,598,335	12,424,229	4,854,584
Other assets	1,421,300	1,421,300	1,421,300	615,999	433,465

Total assets	$221,592,730	$84,792,730	$74,792,730	$64,510,716	$39,761,790

Notes payable to member	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$—
Notes payable	17,239,273	17,239,273	17,239,273	16,721,878	9,383,462
Accounts payable and accrued expenses	9,072,311	9,072,311	9,072,311	11,214,124	2,526,739

Total liabilities	27,311,584	27,311,584	27,311,584	28,936,002	11,910,201
Members’ equity	—	57,481,146	47,481,146	35,574,714	27,851,589
Stockholder’s equity	194,281,146	—	—	—	—

Total liabilities and equity	$221,592,730	$84,792,730	$74,792,730	$64,510,716	$39,761,790

					Period From August 18, 2010 (Inception) Through December 31, 2010	Predecessor
	Three Months Ended March 31,		Year Ended December 31,			Period From January 1, 2010 Through August 17, 2010
	2013	2012	2012	2011
Operating and Financial Data – Unconsolidated Joint Ventures(5)
Home sales	$30,764,001	$—	$56,018,517	$—	$—	$—
Cost of home sales	22,537,742	—	41,548,236	$—	—	—

Homebuilding gross profit	8,226,259	—	14,470,281	—	—	—
Net income (loss)	$6,160,994	$(606,826)	$8,652,751	$(776,819)	$—	$—
Management fees earned by the Company(6)	$965,462	$444,069	$2,949,365	$844,411	$—	$—
Net new home orders	28	—	96	—	—	—
New homes delivered	23	—	42	—	—	—
Cancellation rate	13%	—	5%	—	—	—
Average selling communities	3	—	3	—	—	—
Selling communities at end of period	3	—	3	—	—	—
Backlog at end of period, number of homes	59	—	54	—	—	—
Backlog at end of period, aggregate sales value	$82,500,000	$—	$72,921,000	$—	$—	$—

	As of March 31, 2013	As of December 31,
		2012	2011
Balance Sheet Data-Unconsolidated Joint Ventures
Total assets, primarily real estate inventories	$205,336,221	$173,255,773	$92,622,144

Total liabilities, primarily accounts payable and notes payable	$42,637,295	$44,673,841	$21,610,963
The Company’s equity	23,598,335	12,424,229	4,854,584
Other partners’ equity	139,100,591	116,157,703	66,156,597

Total equity	162,698,926	128,581,932	71,011,181

Total liabilities and equity	$205,336,221	$173,255,773	$92,622,144

					Period From August 18, 2010 (Inception) Through December 31, 2010	Predecessor
	Three Months Ended March 31,		Year Ended December 31,			Period From January 1, 2010 Through August 17, 2010
	2013	2012	2012	2011
Operating Data – Fee Building Projects
Net new home orders	12	18	145	25	28	55
New homes delivered	45	2	50	47	37	12
Average sales price of homes delivered	$1,150,000	$1,100,000	$1,153,000	$1,234,000	$1,125,000	$1,429,000

(1)

Immediately prior to the completion of this offering, we intend to convert into a Delaware corporation. Subsequent to our conversion into a corporation, we will be subject to taxation as a corporation under U.S. Federal and state income tax laws.

(2)

During the years ended December 31, 2011 and 2010, the Company entered into a fee building services agreement that allowed us to independently operate a design center and directly market upgrade options to the landowners’ homebuyers. We recognized revenue for these option upgrades in accordance with ASC 360-20, Property, Plant and Equipment, Real Estate Sales, as more fully described in the notes to the consolidated financial statements. During the years ended December 31, 2011 and 2010, we recognized revenue for these option upgrades of $3.2 million and $2.8 million, respectively, which is included above in home sales. The cost of these option upgrades, included above in cost of home sales, was $2.5 million and $2.2 million during the years ended December 31, 2011 and 2010, respectively. These revenues and costs were for the delivery of option upgrades on 47 and 49 homes, respectively, which are included in the operating data for fee building services.

(3)

This column gives effect to the additional $10 million of capital contributions made to TNHC LLC by its members subsequent to March 31, 2013, a portion of which was used for investment in four new unconsolidated joint ventures.

(4)	This column gives further effect to (i) our formation transactions and (ii) our initial public offering.
(5)

“Operating and Financial Data – Unconsolidated Joint Ventures” reflects the data for the ventures and not our share thereof. We own economic interests in our unconsolidated joint ventures, which include our capital interests that range from 5% to 50% plus, in each case, which we may acquire lots from the unconsolidated joint venture and build homes for our own account in addition to selling lots to other homebuilders. We plan to open sales locations at two new communities located in Granite Bay (Placer County) and Folsom (Sacramento County) by March 31, 2014. We expect to create a masterplan containing 12 communities in the Folsom community, under which we may acquire lots and build homes for our own account in addition to selling lots to other homebuilders. We anticipate that the Sacramento community will contain 330 homes in four product types.

Owned and Controlled Lots

	As of March 31, 2013			Activity April 1 - June 14, 2013					As of June 14, 2013
Market	Lots Owned	Lots Controlled	Lots Owned and Controlled	Project Location	Status	Lots Controlled	Commun- ities	Purchase Price, Net ($mm)	Total Lots Owned or Controlled
Company
Southern California	170	156	326			108	2	$118.2	434

				Irvine	LOI	70	1	72.0
				Irvine	LOI	38	1	46.2
Northern California	207	106	313			—	—	—	313

Total — Company	377	262	639			108	2	$118.2	747

Fee Building	—	189	189						189

Unconsolidated Joint Ventures	743	2,348	3,091						3,091

Net new home orders for our projects for the quarter ended March 31, 2013 and the years ended December 31, 2012 and 2011 were 17 homes, 72 homes and 45 homes, respectively. Net new home orders for our unconsolidated joint venture projects for the quarter ended March 31, 2013 and the year ended December 31, 2012 were 28 homes and 96 homes, respectively. For the quarter ended March 31, 2013 and the year ended December 31, 2012, we delivered 12 homes and 53 homes, respectively, from our projects and 23 and 42 homes, respectively, from our unconsolidated joint venture projects. For the year ended December 31, 2011, we delivered 49 homes from our projects and no homes from our unconsolidated joint venture projects for total home sales revenue of $25.6 million. The dollar amount of our backlog of homes sold but not closed for our projects as of March 31, 2013 was approximately $13.7 million. The dollar amount of the backlog of homes sold but not closed for our unconsolidated joint venture projects as of March 31, 2013 was approximately $82.5 million.

We operate our business through The New Home Company LLC, which, prior to the completion of this offering, will be converted into a Delaware corporation and renamed The New Home Company Inc. The members of The New Home Company LLC, which include TNHC Partners LLC (the founders), IHP, Watt and Tricon, will receive an aggregate of 9,690,387 shares of our common stock in connection with our conversion into a corporation.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Experienced and Proven Leadership Supported by a Talented Senior Management Team

Our founders have worked together for various periods of up to 25 years and have successful track records of managing and growing homebuilding companies. Their combined real estate industry experience includes land acquisition, entitlement, master-planned community creation, land development, home construction, financing, marketing and sales of single-family detached and attached homes in communities in a variety of markets. Prior to forming our company in 2009, Messrs. Webb and Stelmar worked together for 11 years at John Laing Homes, from its formation in 1998, ultimately serving as its Chief Executive Officer and Chief Financial Officer, respectively. In 2001, Messrs. Webb and Stelmar led the leveraged buyout of John Laing Homes for $190 million (representing a purchase price of approximately 1.0x book value), resulting in GMAC/RFC becoming the majority owner, and successfully orchestrated the timely sale of John Laing Homes in 2006 for $1.05 billion (representing a sale price of approximately 3.4x book value). Mr. Redwitz joined John Laing Homes in 2002 as President of its Laing Luxury Division, having served previously as President of Taylor Woodrow’s Southern California division from 1999 to 2002. In addition, Mr. Davis brings over 40 years of land development and entitlement experience and served for eleven years as President of Irvine Community Development Corporation, a subsidiary of The Irvine Company and developer of the Irvine Ranch, a 125,000 lot master-planned community containing approximately 40 villages located in Orange County, California. However, despite our management team’s experience, we were formed in 2009 and have a limited operating history.

We believe that our founders’ extensive experience, relationships, local market knowledge and reputation provide us with a competitive advantage in being able to acquire land, create masterplans, obtain entitlements, build quality homes and complete projects on budget and on schedule. Our executives are supported by a talented senior management team that was assembled at a time of dislocation in the homebuilding industry and was hand-picked to build deep organizational strength designed to ensure execution of management’s business plan.

Our founders have made and continue to hold a significant investment in the Company. Collectively, Messrs. Webb, Stelmar, Redwitz and Davis have invested $12.5 million cumulatively since the Company’s formation in 2009. Upon the completion of this offering, they will collectively beneficially own 3,917,634 shares of our common stock (excluding options to purchase 472,222 shares of our common stock to be granted in connection with this offering), which will represent 21.7% of our common stock outstanding immediately after this offering.

Significant Land Positions in Our Markets to Support Growth Plan

We believe that we have strong land positions strategically located within our core markets, many of which were acquired during the downturn and are controlled at favorable prices. The prior experience of our founders in the creation of thoughtful land plans and consumer-driven architecture provides us the ability to create unique communities, enhancing the value of our homes. Our Southern California assets are well located along key transportation corridors in major job centers in our submarkets. In the San Francisco Bay area, our assets are located within and around the Silicon Valley, a major employment center. In Sacramento, our assets are located in infill or existing master-planned communities, located near major employment centers, with a concentration of larger technology and medical companies and strong school districts.

As of March 31, 2013, in California, we owned or controlled 639 lots, our unconsolidated joint ventures owned or controlled 3,091 lots, and we controlled 189 lots under fee building arrangements. We owned 126 lots, and our unconsolidated joint ventures owned 743 lots, on which we had commenced development. An additional 173 lots were under development and subject to fee building contracts. The remaining lots were owned or controlled and in various stages of pre-development activities with development expected to begin by March 31, 2014.

Focus on Attractive Growth Markets in California

We are currently focused on identifying unique sites and creating communities that allow us to design, construct and sell consumer-driven single-family detached and attached homes in major metropolitan areas in coastal Southern California, the San Francisco Bay area and metro Sacramento. Given our existing land positions, strong local relationships and reputation for quality building, we believe our business is well-positioned to capitalize on the housing market recovery underway in these markets. However, we face significant competition in our markets and during the most recent downturn the California housing market experienced a

(2)	Scheduled maturities of the unconsolidated joint venture debt as of March 31, 2013 are as follows: $604,000 matures in 2013 and $33.7 million matures in 2014.
(3)	Represents planned year in which model homes will be open for sales at the communities, except for Russell Ranch, where it represents expected commencement date of lot sales.
(4)

Backlog consists of homes under sales contracts that had not yet closed as of March 31, 2013, and there can be no assurance that closing of sold homes will occur. Backlog has not been reduced to reflect our historical cancellation rate.

(5)

Our capital interest in this unconsolidated joint venture is currently 50%, but our capital interest will change as a result of the need for additional capital that is required to acquire and develop this site.

(6)	Joint venture operating agreement executed in May 2013. Amount as of March 31, 2013 represents amount invested in deposits and due diligence costs.
(7)	We made an initial contribution of $500,000 to the joint venture in June 2013. See “—The Grove at Granite Bay, LLC.”
(8)	Joint venture operating agreement executed in July 2013. Amount as of March 31, 2013 represents amount invested in deposits and due diligence costs.

TNHC Newport LLC

We have a 35% capital interest in the TNHC Newport joint venture. The joint venture owns the Meridian project located in Newport Beach, California. NB Residences, LLC is our partner in this joint venture. We have the ability to admit IHP as a member of our entity, TNHC Meridian Investors LLC. Under the terms of the joint venture, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital and a 12% per annum second priority preference amount and their second priority contributed capital, TNHC Meridian Investors is entitled to receive 50% of the distributions from the joint venture in accordance with our percentage economic interest. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We additionally serve as the managing member of the joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction, approval of any budget that varies materially from the initial annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the initial phase of construction has been substantially completed, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interests to us.

TNHC-HW San Jose, LLC

We have a 15% capital interest in the TNHC-HW San Jose joint venture. HW San Jose, LLC is our partner in this joint venture. The joint venture owns the Row Towns, Court Towns and Condo Flats of the Berryessa project located in San Jose, California. Under the terms of the joint venture, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital and a 12% per annum second priority preference amount and their second priority contributed capital, we are entitled to receive 30% of the distributions from the joint venture. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the managing member of the TNHC-HW San Jose joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of any budget that varies materially from the initial annual budget, the incurrence of any joint venture indebtedness or modifying the terms of existing debt. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the date on which completion of construction of the improvements has been substantially completed, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. If a member is involved in a bankruptcy proceeding, has engaged in bad conduct or has committed a material breach or default (which we refer to as a “call event” for purposes of this section), the member that is not the subject of such call event has the right to purchase all of the membership interest of the member who was the subject of such call event. If we were the subject of such call event, our partner has a put right to sell its interests to us.

LR8 Investors, LLC

We have a 5% capital interest in the LR8 Investors joint venture, which owns The Field, The Hill and The Grove projects in the Lambert Ranch in Irvine, California. MFC18 LR LLC is our partner in this joint venture. If at any time, our partner intends to sell to one or more third-party purchasers more than 50% of its interest or any portion of its interest so that it will no longer control the joint venture, it may require us to sell our entire interest in the joint venture pursuant to the terms and conditions of such sale. Under the terms of the joint venture, we and our joint venture partner are entitled to distributions in accordance with our respective capital interests until each joint venture partner has achieved a 15% internal rate of return on its capital contributions. Thereafter, we are entitled to receive 15% of distributions until each joint venture partner achieves a 20% internal rate of return or an aggregate of 1.5 times its peak capital contributions to the joint venture, whichever is greater. Thereafter, we are entitled to receive 20% of distributions until each joint venture partner has achieved the greater of a 25% internal rate of return or received an amount equal to 1.65 times its peak capital contributions to the joint venture. Thereafter we are entitled to receive 30% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the administrative member of the LR8 Investors joint venture in charge of its day-to-day operations with the duty to carry out all decisions and resolutions of the executive committee. Our partner serves as the managing member having the authority to do any act which is necessary or desirable to carry out the purposes of the joint venture, subject to the consent of the executive committee for certain major decisions. The executive committee consists of one member appointed by us and two members appointed by our partner. We may be removed as the administrative member for cause or if we are terminated as the general contractor but may not resign in our capacity as such. No member may transfer its interest in the joint venture without the written consent of the other member, except when such transfer is permitted under the joint venture agreement.

We have agreed to offer the parent entity of MFC18 LR LLC the opportunity to enter into one or more future homebuilding joint ventures that total $30 million or more of equity. The decision to seek such capital is ours in our sole discretion. We have not entered into any documentation with regard to any future joint venture, and our joint venture partner has not committed to make any such investments. There can be no assurance as to the timing or completion of any future joint venture with such partner.

Larkspur Land 8 Investors, LLC

We have a 10% capital interest in the Larkspur Land 8 Investors joint venture, which owns The Collection, Garden House and Terraces and Rose Lane projects in Larkspur, California. MFC18 Larkspur Land, LLC is our partner in this joint venture. If at any time, our partner intends to sell to one or more third-party purchasers more than 50% of its interest or any portion of its interest so that it will no longer control the joint venture, it may require us to sell our entire interest in the joint venture pursuant to the terms and conditions of such sale. Under the terms of the joint venture, we and our joint venture partner are entitled to distributions from the joint venture in accordance with our respective capital interests until each joint venture partner has achieved a 15% internal rate of return on its capital contributions. Thereafter, we are entitled to receive 20% of distributions until each joint venture partner receives amounts equal to the greater of a 20% internal rate of return or an aggregate of 1.5 times its capital contributions. Thereafter, we are entitled to receive 25% of distributions until each member has achieved a 25% internal rate of return or received an amount equal to 1.65 times its capital contributions, whichever is greater. Thereafter we are entitled to receive 35% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the administrative member of the Larkspur Land 8 Investors joint venture in charge of its day-to-day operations with the duty to carry out all decisions and resolutions of the executive committee. Our partner serves as the managing member having the authority to do any act which is necessary or desirable to carry out the purposes of the joint venture, subject to the consent of the executive committee for certain major decisions. The executive committee consists of one member appointed by us and two members appointed by our partner. We may be removed as the administrative member of this joint venture for cause or if we are terminated as the general contractor but may not resign in our capacity as such. No member may transfer its interest in the joint venture without the written consent of the other member, except when such transfer is permitted under the joint venture agreement.

TNHC—TCN Santa Clarita LP

We have a 10% capital interest in the TNHC—TCN Santa Clarita joint venture. The joint venture owns the Acqua, Terra, Sol and Viento, Villa Metro – Valencia projects located in Santa Clarita, California. TCN Villa Metro LP, an affiliate of Tricon, is our partner in this joint venture. Under the terms of the joint venture, after the return of certain preference amounts and undistributed capital to the joint venture partners, we are entitled to receive 25% of distributions from the joint venture until our partner achieves a 20% internal rate of return and receives an aggregate of 1.5 times its peak capital contributions to the joint venture. Thereafter we are entitled to receive 35% of distributions. In addition, we receive management fees from the joint venture of approximately 3% of gross sales revenue.

We serve as the general partner of the joint venture with discretion to manage its business and affairs on a daily basis. Certain major decisions require the approval of the executive committee, which is composed of one representative appointed by us and two by our partner. Major decisions include, among others, approval of any tax elections, approval of the commencement of construction of each phase, approval of each annual budget, and the incurrence of any joint venture indebtedness or modification of the terms of existing debt. We may be removed as the general partner for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a buy-sell right pursuant to which, after the third-year anniversary of the joint venture, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest.

TNHC-W CV, LLC

We are a member in the TNHC-W CV joint venture, in which we currently have a 50% capital interest and which is under contract to acquire the Calabasas project in Calabasas, California. Watt Communities, LLC is our partner in this joint venture. The existing joint venture is expected to seek additional capital prior to acquiring the site, which may be provided by us or an institutional capital provider. As a result of the need for additional capital, our capital interest in this joint venture will be finalized once the capitalization of the joint venture is determined. Under the terms of the joint venture, after the return of capital contributions to the joint venture partners, we are entitled to receive 50% of the distributions from the joint venture in accordance with our percentage capital interest.

We serve as the manager of the joint venture in charge of its day-to-day operations with the duty to carry out all decisions and resolutions of the management committee. The management committee, consisting of two individuals appointed by us and two appointed by our partner, exercises all powers of the joint venture and is responsible for all significant decisions. We may not take any action on significant decisions without the approval of the representatives of the joint venture partner. The management committee, by unanimous action, has the right to appoint or remove the manager from time to time. In addition, we may resign in our capacity as the manager at any time by written notice to the joint venture members. No member may transfer its interest in the joint venture without the written consent of the other member, except when such transfer is permitted under the joint venture agreement.

TNHC San Juan LLC

We have a 20% capital interest in the TNHC San Juan joint venture. Ora Residential Investments I, L.P. is our partner in this joint venture. The joint venture will develop a project located in San Juan, California. Under the terms of the joint venture, after the return of certain preference amounts and priority capital to the joint venture partners, we are entitled to 30% of the distributions from the joint venture until our partner has achieved a 21% internal rate of return. Thereafter, we are entitled to receive 70% of distributions until we have received an amount equal to the amount of distributions received by our joint venture partner. Thereafter, we are entitled to receive 50% of distributions. In addition, we receive management fees from the joint venture of up to approximately 3% of gross sales revenue.

We serve as the managing member of the TNHC San Juan joint venture with discretion to manage its business and affairs on a daily basis, except for major decisions that require the prior written consent of our joint venture partner. Major decisions include, among others, the settlement of any claim against or by the joint venture in which the amount in controversy exceeds $100,000, the merger of the joint venture into any other entity, the incurrence of secured joint venture indebtedness that exceeds certain thresholds and the deviation in any material respect from the annual plan. We may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, both members have a put-call right pursuant to which, upon the occurrence of an event of default or a certain management impasse, either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. Our joint venture partner also has the option to initiate the put-call procedures if the joint venture fails to acquire a project development loan by January 31, 2014 or if certain events triggering a change of control occurs.

Encore McKinley Village, LLC

We entered into the Encore McKinley Village joint venture through McKinley Village, LLC (which we refer to as our McKinley entity for the purpose of this section), an entity owned 50% by us and 50% by RCI McKinley Village, LLC. Our McKinley entity has a 20% capital interest in the Encore McKinley Village joint venture, which owns the McKinley Village project in Sacramento, California. Encore McKinley Associates, LLC is the partner with our McKinley entity in this joint venture. Under the terms of the joint venture, our McKinley entity is entitled to distributions from the joint venture in accordance with its capital interest until our joint venture partner has received a return of all of its contributions and achieved an internal rate of return of 12%. Thereafter, our McKinley entity is entitled to receive 12.5% of distributions plus 20% of the rest of the distributions until our joint venture partner has achieved an internal rate of return of 16%. Our McKinley entity will then receive 25% of distributions plus 20% of the rest of the distributions until our joint venture partner has achieved an internal rate of return of 20%. Thereafter, our McKinley entity will receive 37.5% of distributions plus 20% of the rest of the distributions from the joint venture. In addition, our McKinley entity receives management fees from the joint venture of approximately 3% of project revenue. The amounts noted above are shared between us and RCI.

Our McKinley entity serves as the administrative member of the Encore McKinley Village joint venture with discretion to manage its business and affairs on a daily basis, except for major decisions that require the prior written consent of our joint venture partner. Major decisions include, among others, the adoption of or any supplement to the business plan, any litigation, arbitration or settlement involving the joint venture, any loan by the joint venture to a member, distribution of any property in kind and any other transaction not in the joint venture’s ordinary course of business. Our McKinley entity may be removed as the managing member for cause. No member may transfer or pledge its interest in the joint venture except when such transfer or pledge is permitted under the joint venture agreement.

THNC Russell Ranch LLC

We have a 35% capital interest in the THNC Russell Ranch joint venture. IHP Capital Partners VI, LLC is our partner in this joint venture. We and our partner are each represented on the executive committee of the joint venture by two representatives. The joint venture was formed to develop lots in a master-planned community located in Folsom, California. Under the terms of the joint venture, after the return of certain preferred amounts and priority capital to the joint venture partners, we are entitled to receive 50% of the distributions from the joint venture in accordance with our percentage economic interest. In addition, we receive management fees from the joint venture of approximately 3% of net revenues.

We serve as the managing member of the THNC Russell Ranch joint venture responsible for implementing the decisions of the members and overseeing the day-to-day operations of the joint venture. Major decisions require the approval of our joint venture partner. Major decisions include, among others, the commencement of any development, the acquisition of any interest in real property, the incurrence of any joint venture indebtedness or modifying the terms of existing debt or the formation of an assessment district or any other financing mechanism for the infrastructure for the projects. We may be removed as the managing member for cause. We may not transfer or pledge our interest in the joint venture without the prior written consent of our joint venture partner, except when such transfer or pledge is permitted under the joint venture agreement. Subject to certain exceptions, after December 31, 2015 or when there is a failure to fund additional capital, both members have a buy-sell right pursuant to which either member may initiate procedures requiring the other member to choose between selling its interest to the initiating member or buying the initiating member’s interest. In addition, IHP has the sole right to initiate such buy-sell procedures upon the occurrence of certain replacement events or loss of control events.

The Grove at Granite Bay, LLC

We are a member in The Grove at Granite Bay, LLC joint venture, which was recently formed. We made an initial contribution of $500,000 to the joint venture and expect to make additional contributions to fund various costs associated with the project. Our joint venture partner is required to contribute 32 lots with an agreed-upon value of $250,000 per lot. 2540 Partners LLC is our partner in this joint venture. The joint venture was formed to develop a project located in Granite Bay, California. Under the terms of the joint venture, each member is entitled to receive distributions from the joint venture in respect of its preferred return balance based upon its capital contribution, and to the extent its capital account balance exceeds that of the other member. We are thereafter entitled to receive 50% of distributions from the joint venture in accordance with our economic interest. In addition, we will receive management fees and warranty fees from the joint venture of approximately 3% and 1%, respectively, of total gross revenues.

We serve as the manager of the joint venture with discretion to manage its business and affairs on a daily basis, except for certain matters that require the consent of our joint venture partner. These matters include, among others, the continuation of the business of the joint venture after its dissolution, the approval of the transfer of a member’s interest in the joint venture and the amendment to the articles of organization or the joint venture agreement. We may be removed as the manager for cause. Both members have a put-call right pursuant to which, upon the occurrence of an involuntary withdrawal of a member, the remaining member has the option to choose between selling its interest to the withdrawing member or buying out the withdrawing member’s interest. Involuntary withdrawal means, among others events, the bankruptcy, dissolution or a change of control of any member.

TNHC-HW Foster City LLC

We have a 35% capital interest in the TNHC-HW Foster City joint venture. HWFC Project, LLC is our partner in this joint venture. The joint venture owns the Civic Center project located in Foster City, California. Under the terms of the joint venture, after the return to the joint venture partners of a 20% per annum first priority preference amount and their first priority contributed capital, and a 12% per annum second priority preference amount and their second priority contributed capital, we are entitled to receive 46.47% of the

Our Formation Transactions and Structure

Prior to this offering, we have operated our business through TNHC LLC. Prior to the completion of this offering, we will engage in the following formation transactions:

•

TNHC LLC will be converted from a Delaware limited liability company into a Delaware corporation and renamed The New Home Company Inc. Subsequent to our conversion into a corporation, we will be subject to taxation as a corporation under U.S. Federal and state income tax laws.

•

In connection with the conversion, the membership interests of TNHC LLC will be automatically converted into shares of our common stock, and, as a result, the members of TNHC LLC, which members include an entity owned by the members of our management team, will receive an aggregate of 9,690,387 shares of our common stock. We will allocate those shares among the members of TNHC LLC in the manner described in footnote (1) below.

See “Description of Capital Stock” for additional information regarding the terms of our common stock and the terms of our charter and bylaws that will be in effect following our formation transactions. Concurrently with the completion of our formation transactions, the operating agreement of TNHC LLC will be terminated. Following the completion of our formation transactions, The New Home Company Inc., which is the issuer of the shares of our common stock offered by this prospectus, will own the assets and conduct the business described in this prospectus.

We carry out our business generally through a number of project-specific, wholly owned subsidiaries and joint ventures. Our fee building business is conducted primarily through our wholly owned subsidiary, TNHC Realty & Construction Inc., through which we also conduct real estate brokerage and contracting activities relating to our business.

The following chart illustrates our ownership and structure immediately prior to the completion of this offering:

The following chart illustrates our expected ownership and structure immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional shares):

(1)

As part of our formation transactions, the members of The New Home Company LLC (the entity that will be converted into a Delaware corporation and renamed The New Home Company Inc. as part of our formation transactions), or TNHC LLC, will receive an aggregate 9,690,387 of shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and three other non-management institutional investors (Tricon, Watt and IHP). In accordance with the TNHC LLC operating agreement, the allocation of 9,690,387 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transactions depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member. For a more detailed discussion regarding the shares of our common stock that will be received by the members of TNHC LLC, see “Principal Stockholders.”

(2)

Excludes: (i) 92,220 shares of our common stock issuable upon the vesting of restricted stock units to be granted to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our director nominees upon the pricing of this offering pursuant to our 2013 Long Term Incentive Plan; and (ii) 541,111 shares of our common stock issuable upon exercise of options to be granted to the members of our management team, other officers and employees upon the pricing of this offering pursuant to our 2013 Long Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

(3)

If the underwriters exercise their option to purchase additional shares of our common stock, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

We may terminate the employment of a named executive officer at any time with or without cause, and the executive may terminate his employment with or without good reason. If we terminate a named executive officer’s employment for cause, or if the named executive officer resigns without good reason, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination.

If we terminate a named executive officer’s employment without cause or if the named executive officer terminates his employment for good reason or due to disability or death, the named executive officer will be entitled to receive any earned but unpaid annual base salary, any earned but unpaid prior-year bonus, reimbursement of expenses incurred prior to the date of termination, accrued vacation and any other paid-time-off and any benefits that have been earned and accrued prior to the date of termination. In addition we will reimburse the employer-subsidized portion of the premium under our health and dental plans for a period of 24 months, in the case of Mr. Webb, or 12 months, in the case of Messrs. Stelmar, Davis and Redwitz (or until such earlier date on which they obtain substantially similar coverage).

If we terminate a named executive officer’s employment without cause or if the named executive officer terminates his employment for good reason, the named executive officer will also be entitled to receive a lump sum cash payment in an amount equal to one times or, in the case of Mr. Webb, two times the sum of (1) the named executive officer’s annual base salary, plus (2) the highest annual bonus paid to the named executive officer during the previous three calendar years. These severance benefits will be payable only if the named executive officer signs and does not revoke a waiver and release of any claims against us.

Director Compensation

For the fiscal year ended December 31, 2012, members of the board of managers of TNHC LLC received no compensation for services rendered as such members.

Our board of directors will establish a compensation program for our non-employee directors. Pursuant to this compensation program, we will pay the following fees to each of our non-employee directors:

•	an annual retainer of $40,000;

•	$1,000 for each meeting attended in excess of eight meetings per year for our board of directors or any committee;

•

an annual grant of $60,000 of restricted stock units pursuant to our 2013 Long-Term Incentive Plan (or 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), the initial grant of which will be made upon the pricing of this offering and which restricted stock units will vest one year after the date of grant, subject to continued service. The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock;

•	an additional annual cash retainer of $13,500 to the chair of our audit committee and an additional cash retainer of $8,500 for the other members of the audit committee;

•	an additional annual cash retainer of $9,000 to the chair of our compensation committee and an additional cash retainer of $6,000 for the other members of such committee; and

•	an additional annual cash retainer of $9,000 to the chair of our nominating and corporate governance committee and an additional cash retainer of $6,000 for the other members of such committee.

We will also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Any non-employee director elected or appointed to our board of directors for the first time following the completion of this offering, and, as of the date of each annual meeting after the completion of this offering, each continuing non-employee director, will receive a grant of $60,000 of restricted stock units, based on the trading price of our common stock on the date of grant, which restricted stock units will vest one year after the date of grant subject to continued service. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock. Directors who are employees will not receive any compensation for their services as directors.

Director Stock Ownership Requirement

Each of our non-management directors will be required, within three years of becoming a member of our board, to own shares of our common stock equal to three times the annual cash retainer payable to our non-employee directors.

2013 Long-Term Incentive Plan

Prior to the completion of this offering, our board will have adopted, and our stockholders will have approved, our 2013 Long-Term Incentive Plan to attract and retain directors, officers, employees and consultants. Our 2013 Long-Term Incentive Plan provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards.

Administration of our 2013 Long-Term Incentive Plan and Eligibility

Our 2013 Long-Term Incentive Plan will be administered by our compensation committee, which may delegate certain of its authority under our 2013 Long-Term Incentive Plan to our board of directors or, subject to applicable law, to our Chief Executive Officer or such other executive officer as our compensation committee deems appropriate; provided, that our compensation committee may not delegate its authority under our 2013 Long-Term Incentive Plan to our Chief Executive Officer or any other executive officer with regard to the selection for participation in our 2013 Long-Term Incentive Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, price or amount of an award to such an officer, director or other person.

Our compensation committee has the authority to make awards to eligible participants, which includes our officers, directors, employees and consultants, and persons expected to become our officers, directors, employees or consultants. Our compensation committee also has the authority to determine what form the awards will take, the amount and timing of the awards and all other terms and conditions of the awards. Our compensation committee may not amend or replace any previously granted option or stock appreciation right in a manner that is considered a repricing under stock exchange listing rules without stockholder approval.

Share Authorization

The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,802,372 shares, of which no more than 1,802,372 shares of our common stock in the aggregate may be issued in connection with incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)). The number of shares of our common stock available under our 2013 Long-Term Incentive Plan shall be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award or performance award granted under our 2013 Long-Term Incentive Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our 2013 Long-Term Incentive Plan.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in our 2013 Long-Term Incentive Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. Our compensation committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Termination; Amendment

Our 2013 Long-Term Incentive Plan will automatically expire on the tenth anniversary of its effective date. Our board of directors may terminate or amend our 2013 Long-Term Incentive Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. Our compensation committee may amend the terms of any outstanding award under our 2013 Long-Term Incentive Plan at any time. No amendment or termination of our 2013 Long-Term Incentive Plan or any outstanding award may adversely affect any of the rights of an award holder without the holder’s consent.

Initial Awards

Upon the pricing of this offering, we will grant the following awards under our 2013 Long-Term Incentive Plan to the members of our management team, other officers and employees and our non-employee director nominees. In determining the initial awards to be granted, consideration was given to the form and amount of awards typically granted in connection with initial public offerings and the recommendations of Semler, Brossy Consulting Group, LLC, a compensation consultant that has been retained to assist us in making such determinations. We asked Semler Brossy to review compensation information for public homebuilders, provide compensation data related to executives at public homebuilders and provide us with general advice on compensation matters, including the determination of salaries and bonus, if any, amounts for our executive officers and equity awards for officers and directors and other employees.

•

Each of Messrs. H. Lawrence Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Thomas Redwitz, our Chief Operating Officer, will be granted options to purchase 138,889 shares in the case of Mr. Webb and 111,111 shares each in the case of Messrs. Stelmar, Davis and Redwitz, based upon the midpoint of the price range set forth on the cover page of this prospectus, which options will have a strike price equal to the fair market value of our common stock on the grant date and vest on the third anniversary of the date of grant subject to continued service, and which options will expire in 10 years. The actual strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

•

Our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted 65,556 restricted stock units and options to purchase 68,889 shares of our common stock (based upon the midpoint of the price range set forth on the cover page of this prospectus) and cash awards in an aggregate amount of $200,000. The actual number of options and restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, our executive officers, directors, director nominees and other related parties will receive material financial and other benefits, including the following:

Employment Agreements

H. Lawrence Webb, Wayne Stelmar, Joseph Davis and Thomas Redwitz will serve as our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Chief Operating Officer, respectively. Upon the completion of this offering, we will enter into employment agreements with each of these officers, which employment agreements will provide for salary, bonus and other benefits and severance upon a termination of employment under certain circumstances. We may enter into similar employment arrangements with certain executive officers that we hire in the future. See “Executive and Director Compensation—Employment Agreements” for a description of the material terms of the employment agreements.

Grants Under our 2013 Long-Term Incentive Plan

Each of Messrs. H. Lawrence Webb, our Chief Executive Officer, Wayne Stelmar, our Chief Financial Officer, Joseph Davis, our Chief Investment Officer, and Thomas Redwitz, our Chief Operating Officer, will be granted options to purchase 138,889 shares in the case of Mr. Webb and 111,111 shares each in the case of Messrs. Stelmar, Davis and Redwitz, based upon the midpoint of the price range set forth on the cover page of this prospectus, upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan, which options will have a strike price equal to the fair market value of our common stock on the grant date and vest on the third anniversary of the date of grant, subject to continued service, and which options will expire in 10 years. The actual strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering.

Our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees will be granted 65,556 restricted stock units and options to purchase 68,889 shares of our common stock upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan, and cash awards in an aggregate amount of $200,000. The actual number of restricted stock units and the strike price and the number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

As part of the annual retainer, each of our non-employee director nominees will be granted $60,000 of restricted stock units (or, for the initial grant, 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus), including an initial grant to be made upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan, which restricted stock units will vest one year from the date of grant, subject to continued service. The actual number of restricted stock units for the initial grant will be based upon the price at which the shares are sold to the public in this offering. Once vested, the restricted stock units will be settled for an equal number of shares of our common stock.

Indemnification Agreements

Upon the completion of this offering, we will enter into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

investor will agree to vote all shares of our common stock that it owns in favor of Messrs. Webb or Berchtold (or, if at that time nominated as a director, Messrs. Stelmar, Davis or Redwitz) in any election in which Messrs. Webb or Berchtold (or, as the case may be, Messrs. Stelmar, Davis or Redwitz) is a director nominee, and each of Messrs. Webb, Stelmar, Davis and Redwitz will agree to vote all shares of our common stock that he owns in favor of the nominees of the non-management institutional investors in any election of directors in which a non-management institutional investor nominee is a director nominee for as long as such non-management institutional investor owns at least 4%.

Advisory Services of Berchtold Capital Partners

Berchtold Capital Partners, an entity owned by Mr. Michael Berchtold, one of our non-employee director nominees, serves as an advisor to us, providing us with general advice and guidance in connection with our becoming a public company, as well as assisting us with the selection of the members of our board of directors, the selection of and interacting with our compensation consultant and advising our executives and our board of managers regarding governance and compensation matters. We will pay Berchtold Capital Partners $500,000 for providing us with these services.

Share Purchase from Non-Management Institutional Investors

We will enter into an agreement with our non-management institutional investors. Pursuant to such agreement, our non-management institutional investors will agree to sell to us, and we will agree to buy from our non-management institutional investors, on a pro rata basis, up to 1,249,999 shares of our common stock, if the underwriters exercise their option to purchase additional shares of our common stock from us. The aggregate number of shares that we will purchase from our non-management institutional investors pursuant to such agreement will be the same number of shares, if any, that we sell to the underwriters pursuant to the exercise of such option. The price per share of common stock that we will pay to purchase these shares from our non-management institutional investors will be equal to the price per share of common stock sold to the public pursuant to this offering, less the underwriting discount.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over that security. A security holder is also deemed to be, as of any date, the beneficial owner of all securities over which such security holder has the right to acquire voting or investment power within 60 days after that date, including through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 9,690,387 shares of our common stock outstanding as of the date immediately prior to the completion of this offering and 18,023,720 shares of our common stock outstanding as of the date immediately following the completion of this offering, in each case after giving effect to our formation transactions. We have granted the underwriters an option to purchase up to 1,249,999 additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock from us, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors. Except as noted below, the address for all beneficial owners in the table below is 95 Enterprise, Suite 325, Aliso Viejo, California 92656.

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering(1)		Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares and the Related Repurchase of Shares from our Non-Management Institutional Investors)
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
H. Lawrence Webb (1)(2)(3)(4)	3,917,634	40.3%	1,280,192	7.1%	1,280,192	7.1%
Wayne Stelmar (1)(3)(5)(6)	3,917,634	40.3%	979,408	5.4%	979,408	5.4%
Joseph Davis (1)(3)(7)(8)	3,917,634	40.3%	921,130	5.1%	921,130	5.1%
Thomas Redwitz (1)(3)(9)(10)	3,917,634	40.3%	736,904	4.1%	736,904	4.1%
David Berman (11)(12)	1,923,853	19.9%	1,923,853	10.7%	1,507,186	8.4%
Douglas C. Neff (13)(14)	1,924,450	19.9%	1,924,450	10.7%	1,507,784	8.4%
Michael Berchtold (15)	—	*	—	*	—	*
Nadine Watt (16)(17)	1,924,450	19.9%	1,924,450	10.7%	1,507,784	8.4%
Sam Bakhshandehpour (15)	—	*	—	*	—	*
Gregory P. Lindstrom (15)	—	*	—	*	—	*
William A. Witte (15)	—	*	—	*	—	*
(15)	—	*	—	*	—	*
All directors, director nominees and executive officers as a group (12 persons) (2)(4)(5)(6) (7)(8)(9)(10)(11)(13)(15)(16)	9,690,387	100%	9,690,387	53.8%	8,440,388	46.8%

	Amount and Nature of Beneficial Ownership
	Immediately Prior to this Offering		Immediately After this Offering(1)		Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares and the Related Repurchase of Shares from our Non-Management Institutional Investors)
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
More than 5% Stockholders:
TNHC Partners LLC (1)(3)	3,917,634	40.3%	—	*	—	*
IHP Capital Partners VI, LLC (14)	1,924,450	19.9%	1,924,450	10.7%	1,507,784	8.4%
Watt/TNHC LLC (17)	1,924,450	19.9%	1,924,450	10.7%	1,507,784	8.4%
TCN/TNHC LP (11)(12)	1,923,853	19.9%	1,923,853	10.7%	1,507,186	8.4%

*	Represents less than 1% of the number of shares of our common stock outstanding.
(1)

As part of our formation transactions, the members of TNHC LLC will receive an aggregate of 9,690,387 shares of our common stock in connection with the exchange of their membership interest in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and our three non-management institutional investors. See “Note Regarding Ownership of Shares Reflected in this Prospectus.”

(2)	Includes 1,280,192 shares of our common stock owned by the Hadley-Webb Family Trust (of which Mr. Webb is a trustee).
(3)

The Hadley-Webb Family Trust (of which Mr. Webb is a trustee), the W. and L. Stelmar Trust (of which Mr. Stelmar is a trustee), the Joseph and Terri Davis Family Trust (of which Mr. Davis is a trustee) and the Redwitz Family Trust (of which Mr. Redwitz is a trustee) are the only members of TNHC Partners LLC. Messrs. Webb, Stelmar, Davis and Redwitz may be deemed to share voting power and dispositive power over the shares of our common stock owned by TNHC Partners LLC. Each of Messrs. Webb, Stelmar, Davis and Redwitz disclaims beneficial ownership of the shares of our common stock owned by TNHC Partners LLC except to the extent of any pecuniary interest therein.

(4)

Excludes 138,889 shares of our common stock issuable upon the exercise of options to be granted to Mr. Webb upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(5)	Includes 979,408 shares of our common stock owned by the W. and L. Stelmar Trust (of which Mr. Stelmar is a trustee).
(6)

Excludes 111,111 shares of our common stock issuable upon the exercise of options to be granted to Mr. Stelmar upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(7)	Includes 921,130 shares of our common stock owned by the Joseph and Terri Davis Family Trust (of which Mr. Davis is a trustee).
(8)

Excludes 111,111 shares of our common stock issuable upon the exercise of options to be granted to Mr. Davis upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(9)	Includes 736,904 shares of our common stock owned by the Redwitz Family Trust (of which Mr. Redwitz is a trustee).
(10)

Excludes 111,111 shares of our common stock issuable upon the exercise of options to be granted to Mr. Redwitz upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (with a strike price based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(11)

Excludes $60,000 of restricted stock units to be granted to Mr. Berman upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (or 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Mr. Berman is Chairman and Chief Executive Officer of Tricon Capital Group, Inc., one of our non-management institutional investors.

(12)

TCN/TNHC GP LLC has voting and dispositive power over the shares of our common stock held by TCN/TNHC LP. Mr. Berman disclaims beneficial ownership of the shares of our common stock owned by TCN/TNHC LP except to the extent of any pecuniary interest therein.

(13)

Excludes $60,000 of restricted stock units to be granted to Mr. Neff upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (or 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Mr. Neff is a Managing Partner and President of IHP Capital Partners, one of our non-management institutional investors.

(14)

Institutional Housing Partners VI L.P. has voting and dispositive power over the shares of our common stock held by IHP Capital Partners VI LLC. Mr. Neff disclaims beneficial ownership of the shares of our common stock owned by IHP Capital Partners VI LLC except to the extent of any pecuniary interest therein.

(15)

Excludes $60,000 of restricted stock units to be granted to each of Messrs. Berchtold, Bakhshandehpour, Lindstrom, Witte and                  upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (or 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering.

(16)

Excludes $60,000 of restricted stock units to be granted to Ms. Watt upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan (or 3,333 restricted stock units based upon the midpoint of the price range set forth on the cover page of this prospectus). The actual number of restricted stock units will be based upon the price at which the shares are sold to the public in this offering. Ms. Watt is President of Watt Companies, an affiliate of one of our non-management institutional investors.

(17)

Watt Residential LLC has voting and dispositive power over the shares of our common stock held by Watt/TNHC LLC. Ms. Watt disclaims beneficial ownership of the shares of our common stock owned by Watt/TNHC LLC except to the extent of any pecuniary interest therein.

Note Regarding Ownership of Shares Reflected in this Prospectus

As part of our formation transactions, the members of TNHC LLC will receive an aggregate of 9,690,387 shares of our common stock in connection with the exchange of their membership interests in TNHC LLC. The members of TNHC LLC include an entity owned by our executive management team and our three non-management institutional investors. In accordance with the TNHC LLC operating agreement, the allocation of 9,690,387 shares of our common stock to be received by the respective members of TNHC LLC as part of our formation transaction depends upon the value per share of our common stock in this offering. The allocation of shares among the members of TNHC LLC reflected in this prospectus is for illustrative purposes and is based upon the midpoint of the price range set forth on the cover page of this prospectus. The actual allocation of shares among the members of TNHC LLC will be based upon the initial public offering price. Such allocation will not change the aggregate number of shares of common stock received by members of TNHC LLC as part of our formation transactions and only effects how many shares are allocated to each respective member.

Assuming an offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the number of shares allocated to the entity owned by our executive management team would be 3,917,634 shares and the number of shares allocated to our non-management institutional investors would be 5,772,753 shares. If the initial public offering price of shares of common stock in our initial public offering is $1.00 higher than the midpoint (or $19.00 per share), our executive management team will be allocated 3,917,634 shares and our non-management institutional investors will be allocated 5,772,753 shares. If the initial public offering price of shares of common stock is $1.00 lower than the midpoint (or $17.00 per share), our executive management team will be allocated 3,917,634 shares and our non-management institutional investors will be allocated 5,772,753 shares.

DESCRIPTION OF CAPITAL STOCK

The following description is intended as a summary of our certificate of incorporation (which we refer to as our “charter”) and our bylaws, which will become effective prior to the completion of this offering and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

General

Prior to the completion of this offering, TNHC LLC will be converted from a Delaware limited liability company into a Delaware corporation and renamed The New Home Company Inc. and the members of TNHC LLC will receive an aggregate of 9,690,387 shares of our common stock in connection with the conversion of their membership interests in TNHC LLC. Upon the completion of this offering and our formation transactions, our authorized capital stock will consist of 500,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock. Immediately prior to this offering, after giving effect to our formation transactions, there will be 9,690,387 shares of our common stock outstanding. Upon the completion of this offering, as a result of the issuance of 8,333,333 shares in this offering by us, there will be 18,023,720 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

•

Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the shares of common stock present in person or represented by proxy and entitled to vote.

•

Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant.

•

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets, if any, will be distributed ratably among the holders of shares of common stock on a per share basis.

•

Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•	Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock generally will be entitled to receive the same per share consideration.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have outstanding 18,023,720 shares of our common stock.

Of these shares, the 8,333,333 shares sold in this offering (or 9,583,332 shares if the underwriters fully exercise their option to purchase additional shares) will be freely transferable without restriction or further registration under the Securities Act, except any shares acquired by our affiliates. The remaining 9,690,387 shares of our common stock (or 8,440,388 shares if the underwriters fully exercise their option to purchase additional shares, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors) will be “restricted shares” as defined in Rule 144 of the Securities Act.

Prior to this offering, there has been no market for shares of our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM,” an active trading market for the shares of our common stock may never develop or if one develops, it may not be sustained following this offering. No assurance can be given as to (1) the likelihood that an active market for common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Rule 144

After giving effect to our formation transactions and this offering, 9,690,387 shares of our outstanding common stock (or, if the underwriters fully exercise their option to purchase additional shares, after giving effect to our use of the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors, 8,440,388 shares) will be “restricted securities” under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act or an exemption from registration, including the exemption provided by Rule 144.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale of restricted securities for which a six-month holding period has elapsed since the restricted securities were acquired from us or any of our affiliates may sell those securities, subject only to the availability of current public information about us. After a one-year holding period has elapsed, such a non-affiliated person may sell those restricted securities without further restriction under Rule 144.

Generally, an affiliate of ours who holds restricted securities for which a six-month holding period has elapsed may sell those restricted securities pursuant to Rule 144, except that:

•	the number of securities sold, when taken together with the number of securities sold by that affiliate and certain related persons within the preceding three months, does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC;

•

we must have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports (other than current reports on Form 8-K) during that time period; and

•	certain manner-of-sale and notice provisions are satisfied.

Assuming the underwriters do not exercise their option to purchase additional shares from us, all 9,690,387 shares of our common stock that will be outstanding immediately before this offering will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods, subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144.

The above does not override the contractual restrictions on sales pursuant to the lock-up agreements described below.

2013 Long-Term Incentive Plan

We expect to adopt an equity incentive plan in connection with this offering. The number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan is 1,802,372 shares. Assuming an initial public offering price of $18.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, upon the pricing of this offering, we expect to grant 92,220 restricted stock units to our officers (other than Messrs. Webb, Stelmar, Davis and Redwitz) and employees and our non-employee director nominees, as well as options to purchase 541,111 shares of our common stock to the members of our management team, other officers and employees, in each case pursuant to our 2013 Long-Term Incentive Plan. The actual number of restricted stock units and the strike price and the number of shares of common stock subject to options will be based upon the price at which the shares are sold to the public in this offering. We expect to have 1,169,041 shares of our common stock reserved for future issuance under our 2013 Long-Term Incentive Plan. For a description of our 2013 Long-Term Incentive Plan and the initial awards to be made pursuant to such plan, see “Executive and Director Compensation—2013 Long-Term Incentive Plan.”

In connection with this offering, we intend to file a registration statement on Form S-8 to register the issuance of the total number of shares of our common stock that may be issued under our 2013 Long-Term Incentive Plan, including shares of common stock issuable upon the vesting of the restricted stock units to be granted to the members of our management team, other officers and employees and our director nominees, as well as the shares of our common stock issuable upon exercise of the options to be granted to the members of our management team, in each case upon the pricing of this offering pursuant to our 2013 Long-Term Incentive Plan.

Registration Rights

We will enter into a registration rights agreement with the members of TNHC LLC, including the members of our management team, with respect to the shares of our common stock that they will receive as part of our formation transactions. We refer to these shares collectively as the “registrable shares.” Pursuant to the

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Zelman Partners LLC

Total	8,333,333

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,249,999 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering. If the underwriters exercise this option, we will use the net proceeds from the sale of those additional shares to purchase an equivalent number of shares of our common stock from our non-management institutional investors.

We and our officers and directors, TNHC Partners LLC and our non-management institutional investors, and others have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for persons who have entered into lock-up agreements as described above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. However, for persons purchasing shares through the directed share program who have entered into a lock-up agreement as described above, that lock-up agreement shall govern with respect to their purchases. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters and their control persons against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, our non-management institutional investors and the underwriters. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NWHM.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Us
	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that our total expenses of this offering will be $2,700,000. The underwriters have agreed to reimburse us $             for certain of our out-of-pocket expenses associated with this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

THE NEW HOME COMPANY INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013 are based on the historical statements of operations of The New Home Company LLC (“Company”). The Company’s historical information is derived from the unaudited statement of operations of the Company for the three months ended March 31, 2013 and the audited statement of operations of the Company for the year ended December 31, 2012 included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet as of March 31, 2013 gives effect to the additional capital contributions made by the Company’s members subsequent to March 31, 2013 and the investment of a portion of such proceeds into new unconsolidated real estate joint ventures as well as the issuance of 8,333,333 shares of common stock at $18.00 per share (based upon the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of the Company’s membership interests into 9,690,387 shares of common stock, all in connection with the Company’s initial public offering, as if those transactions had occurred as of March 31, 2013.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 give effect to the issuance of stock awards and the adjustments to executive salaries and board of directors’ compensation plans, assuming the Company was public as of January 1, 2012. In addition, the Company has adjusted its provision for income taxes in the pro forma statement of operations assuming it operated as a corporation for Federal and state tax purposes as of January 1, 2012.

The unaudited pro forma consolidated financial statements are provided for informational purposes only and are based on estimates and assumptions as set forth in the notes to such statements. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations to be expected in any future period. This information should be read in conjunction with the historical consolidated financial statements and related notes of the Company as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated financial statements. The pro forma income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income (loss) for the periods presented. On a pro forma basis, the Company would have been required to set up a valuation allowance against the net tax asset associated with its losses, thereby resulting in no tax provision or benefit for the periods presented. Any deferred tax assets associated with the losses would have a full valuation allowance applied against them.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED BALANCE SHEET (Unaudited)

AS OF MARCH 31, 2013

	TNHC LLC Consolidated Historical	Contributions Adjustments (1)	Investments in New Unconsolidated Joint Ventures (2)	TNHC LLC Pro Forma	Proceeds From Offering (3)	TNHC Inc. Pro Forma
Assets
Cash and cash equivalents	$5,113,645	$10,000,000	$(5,714,506)	$9,399,139	$136,800,000	146,199,139
Restricted cash	118,062	—	—	118,062	—	118,062
Contracts and accounts receivable	4,797,652	—	—	4,797,652	—	4,797,652
Real estate inventories	39,743,736	—	(1,127,565)	38,616,171	—	38,616,171
Investment in unconsolidated joint ventures	23,598,335	—	6,842,071	30,440,406	—	30,440,406
Property and equipment, net of accumulated depreciation	428,952	—	—	428,952	—	428,952
Other assets	992,348	—	—	992,348	—	992,348

Total assets	$74,792,730	$10,000,000	$—	$84,792,730	$136,800,000	$221,592,730

Liabilities and members’ equity
Accounts payable	$6,230,006	—	—	$6,230,006	—	6,230,006
Accrued expenses and other liabilities	2,842,305	—	—	2,842,305	—	2,842,305
Notes payable to member	1,000,000	—	—	1,000,000	—	1,000,000
Notes payable	17,239,273	—	—	17,239,273	—	17,239,273

	27,311,584	—	—	27,311,584	—	27,311,584
Common stock, par value $0.01 per share	—	—	—	—	180,237	180,237
Additional paid-in capital	—	—	—	—	194,100,909	194,100,909
Member’s equity	47,481,146	10,000,000	—	57,481,146	(57,481,146)	—

Total equity	47,481,146	10,000,000	—	57,481,146	136,800,000	194,281,146

Total liabilities and equity	$74,792,730	$10,000,000	$—	$84,792,730	$136,800,000	$221,592,730

See accompanying notes.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	Consolidated Historical	Stock Award Adjustments (4)	Salary Compensation (5)	Corporate Tax Elimination (6)	Pro Forma
Revenue
Home sales	$4,666,531	—	—	—	$4,666,531
Fee building, including overhead fees from unconsolidated joint ventures	13,472,550	—	—	—	13,472,550

Total revenues	18,139,081	—	—	—	18,139,081

Expenses
Cost of homes sales	3,729,627	—	—	—	3,729,627
Fee building	12,938,813	—	—	—	12,938,813
Abandoned project costs	159,587	—	—	—	159,587
Equity in net (income) loss of unconsolidated joint ventures	(271,856)	—	—	—	(271,856)
Selling and marketing	277,020	—	—	—	277,020
General and administrative	963,104	816,806	233,125	—	2,013,035

	17,796,295	816,806	233,125	—	18,846,226

Income (loss) from operations	342,786	(816,806)	(233,125)	—	(707,145)
Guaranty fee income	28,391	—	—	—	28,391

Income (loss) before taxes	371,177	(816,806)	(233,125)	—	(678,754)
Provision for taxes	(64,745)	—	—	64,745	—

Pro forma net income (loss)	$306,432	$(816,806)	$(233,125)	$64,745	$(678,754)

Pro forma shares outstanding					18,041,127

Pro forma earnings per share (basic and diluted)					$(0.04)

See accompanying notes.

THE NEW HOME COMPANY INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2012

	Consolidated Historical	Stock Award Adjustments (4)	Salary Compensation (5)	Corporate Tax Elimination (6)	Pro Forma
Revenue
Home sales	$24,197,956	—	—	—	$24,197,956
Fee building, including overhead fees from unconsolidated joint ventures	28,268,675	—	—	—	28,268,675
Land sales	2,940,100	—	—	—	2,940,100

Total revenues	55,406,731	—	—	—	55,406,731

Expenses
Cost of homes sales	20,779,338	—	—	—	20,779,338
Fee building	26,505,042	—	—	—	26,505,042
Cost of land sales	3,261,891	—	—	—	3,261,891
Abandoned project costs	408,642	—	—	—	408,642
Equity in net (income) loss of unconsolidated joint ventures	(349,445)	—	—	—	(349,445)
Selling and marketing	1,677,058	—	—	—	1,677,058
General and administrative	3,999,949	2,667,226	932,000	—	7,599,675

	56,282,475	2,667,226	932,000	—	59,882,201

Income (loss) from operations	(875,744)	(2,667,226)	(932,000)	—	(4,475,470)
Guaranty fee income	85,172	—	—	—	85,172
Other income (expense), net	(15,048)	—	—	—	(15,048)

Income (loss) before taxes	(805,620)	(2,667,226)	(932,000)	—	(4,405,346)
Provision for taxes	(71,255)	—	—	71,255	—

Pro forma net income (loss)	$(876,875)	$(2,667,226)	$(932,000)	$71,255	$(4,405,346)

Pro forma shares outstanding					18,093,348

Pro forma earnings per share (basic and diluted)					$(0.24)

See accompanying notes.

THE NEW HOME COMPANY INC.

NOTES TO PRO FORMA FINANCIAL STATEMENTS

(1) To reflect the contribution of additional equity amounts subsequent to March 31, 2013 by members of the Company assuming those contributions were made as of March 31, 2013.

(2) To reflect investments in four new unconsolidated joint ventures subsequent to March 31, 2013, on a pro-forma basis, assuming these transactions had been consummated on March 31, 2013.

(3) Represents the issuance of 8,333,333 shares of our common stock at an assumed initial public offering price of $18.00 per share after deducting the underwriting discount and estimated offering expenses payable by the Company and the conversion of the Company’s members equity interests into 9,690,387 shares of common stock in connection with the Company’s initial public offering.

(4) The Company intends to issue 633,331 share-based awards to directors, officers and other employees in connection with the Company’s initial public offering. In connection with the initial public offering the Company intends to issue 92,220 restricted stock units that will vest over one to five years and grant options with respect to 541,111 shares of its common stock, with a strike price of $18.00 based upon the midpoint of the price range set forth on the cover page of this prospectus, that will vest over one to five years. The value of the stock options was based upon a Black-Scholes model utilizing a weighted-average expected life of five years, expected volatility factor of 40.5%, risk free interest rate of 1.51%, dividend yield rate of 0% and a forfeiture rate of 2%. In the case of both the restricted stock units and the stock option awards, the fair value on the date of grant will be amortized over the applicable vesting period. As the Company does not have a trading history to measure volatility, the volatility of the Company’s peer group, consisting of public homebuilders, was utilized to measure the fair value of the stock option awards. The actual number of restricted stock units and the strike price and number of shares subject to options will be based upon the price at which the shares are sold to the public in this offering.

(5) To reflect the increases in certain officers’ salaries and board compensation based upon approved increases, including estimated related burden as though these increases took place on January 1, 2012.

(6) To eliminate the provision for income taxes on a consolidated basis assuming the Company operated as a corporation as of January 1, 2012.

THE NEW HOME COMPANY LLC AND THE NEW HOME COMPANY PREDECESSOR

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year Ended December 31,		Period From August 18, 2010 (Inception) Through December 31,	Predecessor
	Three Months Ended March 31,					Period From January 1, 2010 Through August 17,
	2013	2012	2012	2011	2010	2010
	(Unaudited)
Revenue:
Home sales	$4,666,531	$4,110,937	$24,197,956	$25,624,111	$5,319,408	$538,598
Fee building, including overhead fees from unconsolidated joint ventures of $965,462, $444,069, $2,949,365, $844,411, $0 and $0, respectively	13,472,550	2,719,748	28,268,675	16,522,946	11,494,347	12,941,110
Land sales	—	—	2,940,100	—	—	—

	18,139,081	6,830,685	55,406,731	42,147,057	16,813,755	13,479,708

Expenses:
Cost of homes sales	3,729,627	3,417,550	20,779,338	21,774,199	4,423,236	399,995
Fee building	12,938,813	2,652,779	26,505,042	16,762,666	11,331,286	12,764,497
Cost of land sales	—	—	3,261,891	—	—	—
Abandoned project costs	159,587	—	408,642	128,798	—	—
Equity in net (income) loss of unconsolidated joint ventures	(271,856)	38,789	(349,445)	38,916	—	—
Selling and marketing	277,020	323,262	1,677,058	1,748,430	453,799	134,002
General and administrative	963,104	934,299	3,999,949	3,522,617	689,781	328,295

	17,796,295	7,366,679	56,282,475	43,975,626	16,898,102	13,626,789

Income (loss) from operations	342,786	(535,994)	(875,744)	(1,828,569)	(84,347)	(147,081)
Guaranty fee income	28,391	—	85,172	—	—	—
Other income (expense), net	—	6,361	(15,048)	(14,750)	(10,596)	(6,048)

Income (loss) before taxes	371,177	(529,633)	(805,620)	(1,843,319)	(94,943)	(153,129)
Provision for taxes	(64,745)	—	(71,255)	(10,149)	—	—

Net income (loss)	$306,432	$(529,633)	$(876,875)	$(1,853,468)	$(94,943)	$(153,129)

Unaudited proforma income (loss) and earnings per share (Note 15):
Net income (loss)	$371,177	$(529,633)	$(805,620)	$(1,843,319)

Basic	$0.06	$(0.11)	$(0.14)	$(0.46)

Diluted	$0.06	$(0.11)	$(0.14)	$(0.46)

Unaudited proforma weighted average common shares outstanding (Note 15):
Basic	6,635,403	4,812,892	5,660,159	3,986,687

Diluted	6,635,403	4,812,892	5,660,159	3,986,687

See accompanying notes.

THE NEW HOME COMPANY LLC AND THE NEW HOME COMPANY PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Segment Information

The Company’s operations are organized into two reportable segments: homebuilding and fee building. In accordance with ASC 280, Segment Reporting, in determining the most appropriate reportable segments, we considered similar economic and other characteristics, including product types, average selling prices, gross profits, production processes, suppliers, subcontractors, regulatory environments, land acquisition results, and underlying demand and supply.

The reportable segments follow the same accounting policies as our consolidated financial statements described in Note 1. Operational results of each reportable segment are not necessarily indicative of the results that would have been achieved had the reportable segment been an independent, stand-alone entity during the periods presented. Financial information relating to reportable segments was as follows:

						Predecessor
	Three Months Ended March 31,		Year Ended December 31,		Period From August 18, 2010 (Inception) Through December 31,	Period From January 1, 2010 Through August 17,
	2013	2012	2012	2011	2010	2010
	(unaudited)
Revenues
Homebuilding	$4,666,531	$4,110,937	$27,138,056	$25,624,111	$5,319,408	$538,598
Fee building	13,472,550	2,719,748	28,268,675	16,522,946	11,494,347	12,941,110

Total	$18,139,081	$6,830,685	$55,406,731	$42,147,057	$16,813,755	$13,479,708

Gross profit
Homebuilding	$936,904	$693,387	$3,096,827	$3,849,912	$896,172	$138,603
Fee building	533,737	66,969	1,763,633	(239,720)	163,061	176,613

Total	$1,470,641	$760,356	$4,860,460	$3,610,192	$1,059,233	$315,216

	March 31, 2013	December 31,
		2012	2011
	(unaudited)
Assets
Homebuilding	$70,186,746	$58,265,760	$39,584,837
Fee building	4,605,984	6,244,956	176,953

Total	$74,792,730	$64,510,716	$39,761,790

15.    Unaudited Pro Forma Income (Loss) per Share

Unaudited pro forma basic and diluted net income (loss) per share for the three months ended March 31, 2013 and 2012, the years ended December 31, 2012 and 2011, the period from August 18, 2010 (inception) through December 31, 2010 and the period from January 1, 2010 through August 17, 2010 gives effect to the conversion of the Company’s members’ equity into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Unaudited pro forma income (loss) per share does not include shares issued in the Offering. The number of shares to be converted is based on an assumed initial public offering price of $18.00 per share. In addition, the pro forma amounts give effect to reflect any income tax adjustments as if the Company was a taxable entity as of the beginning of the period. The pro forma

THE NEW HOME COMPANY LLC AND THE NEW HOME COMPANY PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

income tax adjustment reflects that the Company would have filed a consolidated tax return as a corporation reflecting a consolidated net income (loss) for the periods presented. On a pro forma basis, the Company would have been required to set up a valuation allowance against the net tax asset associated with its losses, thereby resulting in no tax provision or benefit for the periods presented. Any deferred tax assets associated with the losses would have a full valuation allowance applied against them. The following does not represent pro forma financial information prepared in accordance with Article 11 of Regulation S-X.

	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011
Income (loss) before taxes	$371,177	$(529,633)	$(805,620)	$(1,843,319)
Pro forma income tax provision to reflect the conversion to a C Corporation	—	—	—	—

Pro forma net income (loss)	$371,177	$(529,633)	$(805,620)	$(1,843,319)

Pro forma weighted-average shares to reflect the conversion of members’ equity	6,635,403	4,812,892	5,660,159	3,986,687

Pro forma weighted-average shares used to compute pro forma basic and diluted net income (loss) per share	6,635,403	4,812,892	5,660,159	3,986,687

16.    Subsequent Events

On March 1, 2013, the Company entered into a joint venture (TNHC Newport LLC) with an unrelated third-party to acquire approximately 4.5 acres in Newport Beach, CA. On April 2, 2013, TNHC Newport LLC acquired the land and as a result, the Company made an additional investment in the joint venture of $7,719,250.

On March 28, 2013, the Company acquired 20 lots in Thousand Oaks, CA with a purchase price of $2,750,000.

During March 2013, the Company became a party to certain loan to value maintenance and completion guaranties related to two joint ventures and is indemnified by members of the joint ventures. The Company does not believe that it is probable it will have to perform under the guaranties.

Effective April 16, 2013, the members executed an amendment to the Operating Agreement increasing the aggregate capital commitment from $50,000,000 to $60,000,000. This capital was called and funded in April 2013.

In May 2013, the Company formed the TNHC San Juan Capistrano unconsolidated joint venture, and it acquired a site to develop 33 lots in San Juan Capistrano, California. Upon acquisition, our aggregate investment in that unconsolidated joint venture was $2.3 million. The Company also formed the Russell Ranch unconsolidated joint venture in May 2013, which acquired a site to develop 870 lots in Sacramento, California. Upon acquisition, our aggregate investment in that unconsolidated joint venture was $3.5 million. In May 2013, the Company formed the McKinley unconsolidated joint venture to acquire a site to develop 330 lots in Sacramento, California.

8,333,333 Shares

The New Home Company Inc.

Common Stock

PRELIMINARY PROSPECTUS

            , 2013

Joint Book-Running Managers

Citigroup	J.P. Morgan	Credit Suisse

Co-Manager

Zelman Partners LLC

Through and including             , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.